ADB INTERNATIONAL GROUP, INC.
1440 West Bitters Road, #1931
San Antonio, Texas 78248

January 31, 2014
United States Securities and Exchange Commission
Washington, DC 20549
Attn: Jennifer Lopez, Staff Attorney

RE: ADB International Group, Inc.
File No. 000-54862
Amendment No. 2 to Registration Statement on Form 10
Filed on November 20, 2013
Staff Comment Letter dated December 13, 2013

Ladies and Gentlemen:
This letter is in response to the staff's comment letter dated December 13, 2013, with respect to the above-referenced Exchange Act Form 10 filing by ADB International Group, Inc. (the "Company"). For the convenience of the staff, we have included each of the staff's comments numbered sequentially, followed by our response to each numbered comment.
General

Comment 1. We note your response to comment 3 in our letter dated May 9, 2013, as well as your expanded disclosure, which is mainly related to Treatec's growth. As Treatec is not related to your company, and in light of your non-exclusive agreement with Treatec and your disclosure on page 20 that at present, [you] have not entered into any sales agreement for any of Treatec's and GreenEng's water treatment products and therefore have not committed to purchase any of their products, please clarify for us how Treatec's growth bears on the analysis of your status as a shell company. As previously requested, if there are additional factors that you believe disqualify your company from being a shell company, please provide us with your analysis of those factors. Alternatively, please revise your registration statement to indicate that you are a shell company.
Response 1. The Company concurs that it is a shell company due to its nominal operations. Appropriate disclosure of the shell status has been included in the amendment to the Form 10, specifically in the last sentence of the 3rd paragraph under General Background in Item 1.

Item 2. Management's Discussion and Analysis of Financial Condition, page 17
Comment 2. Please revise your disclosure in the last sentence of the penultimate paragraph on page 20, as it appears to be incomplete.
Response 2. We have revised the last sentence on page 20 as follows:
Any borrowing will subject us to various risks traditionally associated with indebtedness, including the risks of interest rate fluctuations and insufficiency of cash flow to pay principal and interest.

Item 4. Security Ownership of Beneficial Owners and Management

Comment 3. We note your response to comment 10 in our letter dated May 9, 2013. In this regard, we note that the number of shares included in your response total 61,307,987, however, the total number of shares in your response to comment 21 of our letter dated December 20, 2013 is 63,983,000. Please explain to us the difference in the number of shares and revise your disclosure as necessary.
Response 3. In response to this comment we revise the response to comment 10 of our latter dated May 9, 2013 to correct the number of shares to 61,307,987. In connection with the change in control, 40,000,0000 restricted shares were purchased in private transactions as outlined in the table below. The 21,307,987 owned by Mr. Zekri were also acquired by and transferred to Mr. Zekri from the former principals of the Company.

No.	Date	Name	Number of Restricted Shares	Total Beneficial Ownership (1)
1	02/13/12	Haim Arusi	1,200,000	1.56%
2	02/13/12	Eli Cohen	2,400,000	3.12%
3	02/13/12	GCL Global Commerce Ltd.	1,200,000	1.56%
4	02/13/12	Yochanan Korman	1,100,000	1.43%
5	02/13/12	Zvi Hersh Korman	3,700,000	4.81%
6	02/13/12	Elimelech Krasney	3,700,000	4.81%
7	02/09/12	Lavi Krasney	1,800,000	2.34%
8	02/13/12	Gil A. Mediuni	3,700,000	4.81%
9	02/13/12	Shmuel Pasternak	1,920,000	2.49%
10	02/13/12	Shefet Trust Ltd.	2,600,000	3.38%
11	02/13/12	Liat Sidi	2,380,000	3.09%
12	02/13/12	Kfir Silberman	1,650,000	2.14%
13	02/09/12	Amir Uziel	1,800,000	2.34%
14	02/09/12	Ron Weissberg	4,800,000	6.23%
15	02/13/12	Eli Yoresh	3,750,000	4.87%
16	02/12/12	Tal Yoresh	2,300,000	2.99%
17	02/08/12	Yoseph Zekri	21,307,987	27.67%
			61,307,987	79.63%

Item 5. Directors, Executive Officers, Promoters and Control Persons

Comment 4. We note your response to comment 11 in our letter dated May 9, 2013. Please revise your disclosure to indicate the business experience and principal occupation for Mr. Zekri with specific reference to his principal occupation from 2010 to the present.
Response 4. We have revised and updated our disclosure in Item 5. and expanded disclosure related to Mr. Zekri's business experience and principal occupation from 2010 to 2013. We have also included disclosure regarding the appointment of Mr. Ron Weissberg as Chairman, CEO and CFO on December 24, 2013, that contained disclosure regarding Mr. Weissberg's many years of extensive business and financial experience as an officer and/or director of public companies listed on the Tel-Aviv Stock Exchange, among other senior executive positions with major companies

Item 10. Recent Sales of Unregistered Securities

Comment 5. We note your response to comment 12 in our letter dated May 9, 2013 that "[you] believe that the 5,689,041 shares issued in 2010 are correctly reflected in the Statement of Shareholders' Equity. Please tell us if the issuance of 5,689,041 shares included in the Statement of Shareholders' Equity in 2009 is the same as the issuance of shares in 2010 under the Recent Sales of Unregistered Securities table. If they are related to the same transaction, please discuss why the issuance is reflected in 2009 as conversion of debt under the Statement of Changes in Stockholder's Equity and in 2010 as services provided under the Recent Sales of Unregistered Securities.
Response 5. We believe that the issuance of the 5,689,041 shares is correctly reflected in the Statement of Shareholders' Equity. However, we revised the 2009 line item as follows " Balance at year ended December 31, 2009 (Unaudited)" to reflect that the numbers following are transactions during the year 2010. The issuance of the 5,689,041 shares based on the conversion of debt into equity is reflected as having taken place in 2010 and shows in the Statement of Shareholders' Equity and under Recent Sales of Unregistered Securities.

Item 13. Financial Statements and Supplementary Data, page 29

Unaudited Interim Financial Statements, page 30

Notes to Unaudited Interim Financial Statements, page 37

Note 1. The Company and Significant Accounting Policies, page 37

Uncertain Tax Positions, page 37

Comment 6. We reviewed your response to comment 15 in our letter dated May 9, 2013. The notes to the unaudited interim financial statements refer to FIN 48. Please revise to reference the FASB Accounting Standards Codification.
Response 6. We have revised the note to the financial statements subheading "Uncertain Tax Positions" to refer to ASC 740.

Audited Consolidated Financial Statements, page 38

Comment 7. We reviewed your response to comment 13 in our letter dated May 9, 2013 and understand that you would like relief from the requirement to audit the year ended December 31, 2010. Please email a waiver request to the Division of Corporation Finance's Chief Accountant's Office. Refer to http://www.sec.gov/divisions/corpfin/cfconcise.shtml#email for additional details. Please note that if a waiver of the audit requirement is obtained, the amounts from inception in the annual financial statements should be labeled as unaudited and the auditor's report should not indicate that those cumulative amounts have been audited.

Response 7. We have submitted a waiver request in response to this comment during the week of January 20, 2014 and are awaiting the formal written response from the Chief Accountant's Office. Please note that we have been advised by the staff to proceed with the filing of the amended Form 10 without inclusion of the audited financial statements for the year-ended December 31, 2010 based upon our pending waiver request.

Comment 8. We reviewed your response to comment 13 in our letter dated May 9, 2013. As previously requested, please explain to us in detail why you were not a development stage entity on December 31, 2009 and prior to December 31, 2009. In doing so, please tell us the amount and nature of your revenues earned prior to December 31, 2009. Refer to the definition of a development stage entity at ASC 915-10-20.
Response 8. In response to this comment, we wish the staff to recognize that the Registrant was organized in 1988, had experienced numerous name changes and corresponding changes in control and in the nature of its business. The Registrant filed a Form 15 on December 30, 1998, which it's name was Creative Gaming Inc., prior to which its name was Creating Learning Products, Inc. During the period prior to filing the Form 15, the Registrant was an operating company, reporting substantial revenues. Public records from OTCMarkets.com, which contain annual reports filed by the Registrant for years ended December 31, 2006 through December 31, 2012, reflect that the Registrant had no revenues and therefore was a "development stage entity."
We included in our waiver request the fact that we cannot determine when we reentered the "development stage."

Statements of Cash Flows, 42

Comment 9. We reviewed the revisions made in response to comment 14 in our letter dated May 9, 2013. Please explain why the line item described as stock issued for services in the year ended December 31, 2010 statement of changes in stockholders' equity valued at $991,737 is reflected as donated services in the statement of cash flows for the period from re-entering development stage on January 1, 2010 to December 31, 2012.
Response 9. We have corrected both Statements of Cash Flow to reflect one line item for the issuance of shares for services and one for donated services.

Notes to Consolidated Financial Statements, page 43

Note 4. Stockholders' Equity, page 46

Comment 10. We reviewed your response and revisions made in response to comment 16 in our letter dated May 9, 2013. Please explain in detail why you believe it is reasonable that the June 10, 2010 share transactions result in a per share value that is drastically different with 60,000,000 shares valued at $0.001 per share and the remaining shares valued at $1.25 per share. In addition, please explain why you determined that valuing the 60,000,000 shares based on the value of the services provided was more reliable than using the fair value of the equity instruments issued. Further, explain why the value of the services provided was not used to value the other June 16, 2010 transactions. We may have further comment.
Response 10. In May 2010, the Company implemented a 1:100 reverse split. The trading market for the three month period following the reverse was illiquid, with low weekly trading volume of 100 shares during several weeks and a high weekly trading volume of 700 shares, which occurred on one occasion only. We do not believe that it is unreasonable that the single issuance of the control block of 60 million restricted shares not be priced at the same amount as the smaller issuances to third parties based upon arm's-length negotiations.

Note 6. Convertible Notes, page 46

Comment 11. We reviewed your revisions made in response to comment 17 in our letter dated May 9, 2013. Your response states that a beneficial conversion feature was recognized in the year ended December 31, 2010; however, no discount is reflected in the year ended December 31, 2010 statement of changes in stockholders' equity. Please explain this discrepancy. In addition, please tell us over what periods the discounts related to the December 31, 2009 and 2010 $50,000 convertible note issuances were amortized and why the amortization periods comply with ASC 470-20-35-7. Please also disclose the material terms of the $50,000 convertible notes issued in the years ended December 31, 2009 and 2010.
Response 11. We believe that the line item "Discount on convertible note" used to describe the beneficial conversion feature is correctly reflected for the year 2010 in the Statement of Shareholders' Equity. However, we revised the 2009 line item as follows " Balance at year ended December 31, 2009 (Unaudited)" to reflect that the numbers following are transactions during the year 2010. In accordance with ASC 470-20-35-7, the discount was amortized over the period of 1 year based on the terms of the note agreement. Both notes, date of issuance 01/20/2009 and 01/18/2010, are convertible at $0.01 and have a one year maturity.

Form 10-K for Fiscal Year Ended December 31, 2012

Signatures

Comment 12. We reviewed your response to comment 20 in our letter dated May 9, 2013. Our comment in our letter dated May 9, 2013 related to the signature in the Form 10-K for fiscal year ended December 31, 2012. As noted in this original comment, the report must be signed by the registrant. The report must also be signed on behalf of the registrant by its controller or principal accounting officer. Any person who occupies more than one position should indicate each capacity in which he or she signs the report. Refer to General Instruction D(2)(a)-(b) of Form 10-K. Please amend to include the required signatures.
Response 12. Upon clearance of the Registrant's registration statement on Form 10-12G, the Company will undertake to amend its Form 10-K for the year ended December 31, 2012 in response to this comment 12.

Respectfully submitted,

/s/ Rob Weissberg, CEO